Mail Stop 6010

November 14, 2006

Mr. Daniel L. Baxter
President and Chief Executive Officer
Kinder Travel, Inc.
1960 143rd Street
Surrey, BC
Canada V4A 7Z2

        Re: Kinder Travel, Inc.
                Registration Statement on Form SB-1, Amendment 2
                Filed November 3, 2006
                File No. 333-135689

Dear Mr. Baxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-1

Overview, page 5

1. We note that in response to comments 5 and 6, you updated your disclosure to reflect the fact that your website was not operational. It appears to be operational now. Is the website a beta version or the final version? Please update throughout the prospectus to state the website's current development status and to reflect that it is now operational.

Marketing and advertising expenses will be incurred . . . , page 9

2. We note you revised this risk factor in response to comment 17. However, as it is now worded, it could apply to any issuer. If you keep the risk factor in your document, please revise it so it describes your situation with more specificity.

Because our Chief Executive Officer, who also serves as a director . . . , page 14

3. Please disclose Mr. Baxter's other business interests and the amount of time he currently devotes to the company each week.

Pursue New Business Opportunities, page 23

4. Please discuss the material terms of your agreements with Campus Crusade For Christ Canada and Alpha Canada. We note the agreement with Alpha Canada is "informal." Please clarify what this means. Finally, please file these two agreements as exhibits to your registration statement.

Employees, page 27

5. We note the revisions pursuant to comment 38. You now state that "[e]xcluding Daniel L. Baxter and Dirk Holzhauer," you have one full-time employee and two part-time employees. It is unclear why the phrase "Excluding Daniel L. Baxter and Dirk Holzhauer . . ." is necessary. If Messrs. Baxter and Holzhauer are employees, please delete the phrase and include these two individuals in your employee count. If they are not employees, please explain their employment status and how they are your CEO and Secretary without being employees.

Management Discussion and Analysis or Plan of Operation, page 28

6. We noted that Moore & Associates indicated that substantial doubt exists about the company's ability to continue as a going concern. As required by Section 607.02 of the Codification of Financial Reporting Releases, please provide prominent disclosure about the company's financial difficulties and viable plans to overcome the difficulties. In addition, please note AU Section 341.02 indicates that this doubt relates to a reasonable period of time, not to exceed one year beyond the date of the financial statements. As such, please reconcile the existence of substantial doubt to your expectation that cash on hand and expected revenues will be sufficient to fund your operations for the next twelve months.

Fiscal Year Ended December 31, 2005, page 30

7. As your response to prior comment 53 appears to indicate that this discussion relates to the full 2005 calendar year, please replace your references "from inception to December 31, 2005" with something akin to "for the year ended December 31, 2005" to avoid confusion that this discussion may cover a period of less than a full year.

Security Ownership of Certain Beneficial Owners and Management, page 37

8. Please clarify why this discussion includes the words "Missing Graphic Reference." If you are going to include a graphic where these words appear, please put the graphic in your document.

Description of Securities, page 38

Other Securities, page 38

9. As you had issued warrants to Mardan Consulting, Inc., please revise your disclosure here that no warrants have been issued as of the date hereof.

Changes in and Disagreements with Accountants on Accounting . . . , page 39

10. As your June 30, 2006 financial statements were reviewed by Moore & Associates while your December 31, 2005 financial statements had been audited by Peterson Sullivan, there appears to have been another change in accountants that should have also been discussed here. As such, please revise your disclosures to address the following comments:

   a. State whether Peterson Sullivan resigned, declined to stand for re-election or was dismissed and the date, as required by Item 304(a)(1)(i) of Regulation S-B;
   b. State whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors, as required by Item 304(a)(1)(iii) of Regulation S-B;
   c. Revise your disclosures about there being no disagreements to cover the whole period from when Peterson Sullivan was engaged through when they resigned, declined to stand for re-election or was dismissed;
   d. If applicable, provide the disclosures contemplated by Item 304(a)(1)(iv)(B) through (E) of Regulation S-B;
   e. Provide the disclosures required by Item 304(a)(2) of Regulation S-B about your engagement of Moore & Associates; and
   f. Provide the letter from Peterson Sullivan required by Item 304(a)(3) of Regulation S-B.

Interim Financial Report for the Three Months Ended June 30, 2006, page MUF-1

11. When you amend your filing, please ensure that your financial statements are current, pursuant to Item 310(g) of Regulation S-B, and the consent of your auditors is current.

Report of Independent Registered Public Accounting Firm, page MUF-1

12. The report indicates your company as a development stage company. If so, please revise all of your financial statements to be consistent with paragraphs 10 through 13 of SFAS 7. If not, please provide a report revised by your accountants that does not indicate this.

Balance Sheet, page MUF-2

13. The net amount of vehicles and equipment appears to be the same at June 30, 2006, as it was at March 31, 2006. In addition, the difference between the net amount at March 31, 2006 from December 31, 2005 appears to be solely attributable to purchases of equipment. As such, it does not appear that you have recognized any depreciation expense during 2006. Please tell us why this is appropriate or revise your financial statements accordingly.

Statements of Operations, page MUF-3

14. Your weighted average shares outstanding appears to include the 2,400,000 shares issued during the three months ended June 30, 2006 as if they had been outstanding for the whole three and six months ended June 30, 2006. Please tell us how this is consistent with the definition of "weighted-average number of common shares outstanding" in Appendix E of SFAS 128, as you did not appear to consider the relative portion of time that the shares were actually outstanding. Otherwise, please revise your financial statements accordingly.

Statements of Cash Flows, page MUF-5

15. Based on your response to prior comment 51, you appear to have netted payments on demand loans during the six months ended June 30, 2006 against proceeds from demand loans in your statements of cash flows. As such, please revise the caption in your statements of cash flows for all periods to clarify this.

16. Accordingly to your statement of cash flows, you received CDN $114,270 in proceeds from demand loans during the six months ended June 30, 2005. As your financial statements only discusses the existence of one demand loan and as your response to prior comment 41 says there were only CDN $50,000 in proceeds

from the one demand loan, it appears that you may have entered into additional demand loans. If this is correct, please disclose the dates, terms and amounts of all demand loans and state whether they were payable to unrelated or related parties. If any demand loan was payable to a related party, please tell us whether you have imputed any interest expense for this loan and, if not, explain to us why that is appropriate by citing the applicable accounting literature or revise your financial statements to recognize an expense for the imputed interest. If there had only been one demand loan, please reconcile the apparent inconsistency between your disclosures and your response.

17. According to your statement of cash flows, you made CDN $59,146 in payments on long-term debt during the six months ended June 30, 2006. In light of this disclosure and the absence of disclosure about proceeds from long-term debt, please provide disclosures explaining why the amounts of long-term debt reported on your balance sheets were the same at both June 30, 2006 and December 31, 2005.

Notes to Financial Statements, page MUF-6

Note 3. Warrants, page MUF-8

18. Based on your response, it appears you primarily used qualitative factors in determining that the per share value of the warrants was CDN $0.01 per share. Please explain to us how this method of valuing the warrants is in compliance with SFAS 123(R). As these warrants were issued to an entity owned by your CEO, it appears that the warrants were effectively issued to an employee. As paragraph 7 would appear to require you to measure the compensation based on the fair value of the warrants, please justify why using qualitative factors was sufficient to measure that fair value. In so doing, please address the specific guidance in Appendix A about valuation techniques when observable market prices are not available. As paragraph A18 indicates an assumption in these valuation techniques is the per share value of the stock underlying the warrant and as there does not appear to be an observable market for that stock, please also describe for us how you estimated the value of the stock. To the extent your valuation was not appropriate, please revise your financial statements.

Interim Financial Report for the Three Months Ended March 31, 2006, page UF-1

Statements of Cash Flows, page UF-6

19. According to your response to prior comment 55, you drew down CDN $25,000 from the demand loan during the three months ended March 31, 2006. However, according to your statements of cash flows, the proceeds from the demand loan

were CDN $33,796. As such, please revise your disclosures to address this apparent inconsistency.

Audited Financial Report for the Year Ended December 31, 2005, page AF-1

20. While your response to prior comment 50 noted that you revised the March 31, 2005 financial statements, it does not appear that you revised your December 31, 2005 financial statements. Please also revise the December 31, 2005 financial statements accordingly.

Notes to Financial Statements, page AF-8

Note 1. The Company and Significant Accounting Policies, page AF-8

Revenue Recognition, page AF-9

21. The disclosures that you provided in response to prior comment 56 appears to describe your cancellation policy but does not appear to describe how you consider the effect of those cancellations in preparing your financial statements, as was contemplated by our comment. As it appears that some amounts received from customers and/or travel suppliers may be refundable/creditable, please clarify your policy for recognizing these amounts as revenue. For example, if you defer the recognition of these amounts as revenue until they are no longer refundable/creditable, please clarify this in your disclosure. If you instead estimate the amount that will ultimately be refundable/creditable and only defer recognition of that estimate, please clarify this in your disclosures. To the extent you do not defer recognizing revenue for refundable/creditable amounts, please disclose this fact. Whatever your policy is for these amounts, please tell us how it complies with the provisions of SEC Staff Topic 13 (Staff Accounting Bulletin 104). Finally, as of the date each balance sheet presented, please disclose the total amount of revenue you had recognized through that date that was still refundable/creditable as of that date.

Website Development Costs, page AF-10

22. In your response to prior comment 58, you noted that the work pertaining to the web site performed during 2005 only related to "design and concept". Please clarify for us what you mean by "design" and correlate that work to the specific activities outlined in Exhibit A of EITF 00-2, as the references to "design" in paragraph 6 and Exhibit A relate to the graphics and content development stage. In addition, as your response only addressed costs incurred through March 31, 2006, please update your response through the date of your most recent financial statements. Furthermore, please tell us how you accounted for the costs to obtain your two internet domain names and how that accounting is consistent with

Exhibit A of EITF 00-2 and paragraph 9 of SFAS 142. To the extent you expensed costs that should have been capitalized, please revise your financial statements accordingly.

Note 4. Income Taxes, page AF-13

23. Regarding your response to prior comment 59, please tell us why you removed the reference to the deferred tax liability. If the deferred liability is not zero, please tell us the amount and why you appear to believe it is not material. In addition, please ensure that you have provided all of the disclosures required by paragraphs 43, 45, 47 and 48 of SFAS 109 or tell us why each disclosure is not applicable or necessary.

Item 5. Index to Exhibits, page 48

24. We note your response to comment 62. Please insert a parenthetical or footnote in the exhibit table, explaining that

- Exhibit A to Exhibit 10.1 is filed as Exhibit 10.2 to the registration statement; and
- Exhibit B was never made part of the agreement because the parties waived the requirement for financial statements. Note that if Exhibit B was part of the agreement initially, it should be filed on EDGAR.

25. Please tell us whether the financial statement waiver was done via a written document. If it was, you should file the document as an exhibit since it would be an amendment to Exhibit 10.1.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luis Carrillo
        SteadyLaw Group, LLP
        6151 Fairmount Ave, Suite 201
        San Diego, CA 92120